Exhibit 1.4

PFIC Annual Information Statement – Combined Basis

(1)	This Information Statement applies to the taxable year of chinadotcom corporation (Cayman Islands) (“chinadotcom”), on a combined basis[1] with its subsidiaries, beginning on January 1, 2004 and ending on December 31, 2004.

(2)	(i)	The ordinary earnings of chinadotcom on a combined basis with its subsidiaries for the taxable year specified in paragraph (1) are US$0.166903 per share. In the event you have made a “qualified electing fund” (or QEF) election, your pro-rata share of such earnings may be determined as follows:

(a)	If you owned the same number of chinadotcom shares from January 1, 2004 through December 31, 2004, multiply the number of such chinadotcom shares by US$0.166903.

(b)	If you did not own chinadotcom shares for the entire period beginning January 1, 2004 and ending December 31, 2004, multiply the number of shares you owned by US$0.166903, divide the result by 365, and multiply by the number of days during 2004 that you held such shares.[2]

(c)	If you owned different numbers of chinadotcom shares at different times during 2004, perform the calculation specified in (b) above separately for each lot of shares owned.

(ii)	The net capital gain of chinadotcom on a combined basis with its subsidiaries for the taxable year specified in paragraph (1) are US$0.004570 per share. In the event you have made a “qualified electing fund” (or QEF) election, your pro-rata share of such earnings may be determined as follows:

(a)	If you owned the same number of chinadotcom shares from January 1, 2004 through December 31, 2004, multiply the number of such chinadotcom shares by US$0.004570.

(b)	If you did not own chinadotcom shares for the entire period beginning January 1, 2004 and ending December 31, 2004, multiply the number of shares you owned by US$0.004570, divide the result by 365, and multiply by the number of days during 2004 that you held such shares.[3]

(c)	If you owned different numbers of chinadotcom shares at different times during 2004, perform the calculation specified in (b) above separately for each lot of shares owned.

1  If you require a list of all PFIC subsidiaries, please contact chinadotcom.

2  For example, if you acquired 10,000 shares on July 1, 2004 and held them throughout the remainder of 2004, your pro rata share of chinadotcom’s ordinary earnings would be US$841 (i.e., 10,000 shares x 0.166903 x 184/365).

3  For example, if you acquired 10,000 shares on July 1, 2004 and held them throughout the remainder of 2004, your pro rata share of chinadotcom’s net capital gain would be US$23 (i.e., 10,000 shares x 0.004570 x 184/365).

(3)	The amount of cash and fair market value of other property distributed or deemed distributed by chinadotcom on a combined basis with its subsidiaries during the taxable year specified in paragraph (1) is as follows:

Cash:	None

Fair Market Value of Property:	None

(4)	chinadotcom will permit you to inspect and copy chinadotcom’s permanent books of account, records, and such other documents as may be maintained by chinadotcom that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in section 1293(e) of the Code, are computed in accordance with U.S. income tax principles.

chinadotcom corporation
	By:	/s/ Tracey S. Harris
Date: April 12, 2005	Title: Director of Reporting

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